SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                               (Amendment No. 16)
                    Under the Securities Exchange Act of 1934
       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


           Johns Manville Corporation (formerly Schuller Corporation)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   478129-10-9
                      ------------------------------------
                                 (CUSIP Number)


                             Robert A. Falise, Esq.
                    Manville Personal Injury Settlement Trust
                                143 Bedford Road
                                Katonah, NY 10536
                                 (914) 767-3700
              -----------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 7, 1999
                      ------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

----------------------
CUSIP NO.- 478129-10-9
----------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Manville Personal Injury Settlement Trust; I.R.S. Identification No. 43-1301883
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                   (b)  [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     Not Applicable
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                        [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    112,730,819
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     0
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      112,730,819
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     112,730,819
--------------------------------------------------------------------------------

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     76.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

----------------------
CUSIP NO.- 478129-10-9
----------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Robert A. Falise*
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                   (b)  [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     Not Applicable
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                        [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     112,730,819
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               112,730,819
--------------------------------------------------------------------------------

--------------------
* Mr. Falise disclaims beneficial ownership of the shares of Common Stock owned by the Trust.

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     112,730,819
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     76.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

----------------------
CUSIP NO.- 478129-10-9
----------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Louis Klein, Jr.*
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                   (b)  [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     Not Applicable
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                        [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     112,730,819
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               112,730,819
--------------------------------------------------------------------------------

----------
* Mr. Klein disclaims beneficial ownership of all shares of Common Stock owned by the Trust.

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     112,730,819
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     76.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

----------------------
CUSIP NO.- 478129-10-9
----------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Frank J. Macchiarola*

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                   (b)  [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     Not Applicable
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                        [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     112,730,819
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               112,730,819
--------------------------------------------------------------------------------

----------
* Mr. Macchiarola disclaims beneficial ownership of all shares of Common Stock owned by the Trust.

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     112,730,819
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     76.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

----------------------
CUSIP NO.- 478129-10-9
----------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Christian E. Markey, Jr.*
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                   (b)  [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     Not Applicable
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                        [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     112,730,819
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               112,730,819
--------------------------------------------------------------------------------

----------
* Judge Markey disclaims beneficial ownership of all shares of Common Stock owned by the Trust.

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     112,730,819
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     76.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                        AMENDMENT NO. 16 TO SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                           JOHNS MANVILLE CORPORATION

         This Amendment No. 16 (this "Amendment") filed by the Manville Personal Injury Settlement Trust, a New York trust (the "Trust"), Robert A. Falise (a Trustee of the Trust), Louis Klein, Jr. (a Trustee of the Trust), Frank J. Macchiarola (a Trustee of the Trust) and Christian E. Markey, Jr. (a Trustee of the Trust, and together with Messrs. Falise, Klein and Macchiarola, the "Trustees"), amends and supplements the Statement on Schedule 13D relating to the Trust's ownership of shares of Common Stock, par value $.01 per share (the "Common Stock") of Johns Manville Corporation (formerly known as Schuller Corporation), a Delaware Corporation ("the Company") filed with the Securities and Exchange Commission on December 8, 1988 by the Trust and its former trustees and the previous amendments and supplements thereto (as previously amended and supplemented, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Schedule 13D.


Item 4.  Purpose of the Transaction.

         Item 4 of the Schedule 13D is hereby supplemented as follows:

         On July 7, 1999, the Trust sold 12,196,291 shares of Common Stock to the Company pursuant to the Share Purchase and Bond Discharge Agreement, dated as of June 7, 1999 between the Company and the Trust (the "Purchase Agreement").

         A copy of the Purchase Agreement is attached as Exhibit 1 to this Amendment and is incorporated herein by reference. The descriptions of the Purchase Agreement contained in this Amendment are qualified in their entirety by reference to the Purchase Agreement.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

         Following the consummation of the sale pursuant to the Purchase Agreement, the Trust has sole power to dispose of and to vote 112,730,819 shares of Common Stock. The Trustees share the power to direct the disposition or the voting of the 112,730,819 shares of Common Stock held by the Trust.

         Such 112,730,819 shares of Common Stock represent approximately 76.6% of the approximately 147,174,586 shares of Common Stock outstanding (based on the 159,370,877 shares of Common Stock outstanding on May 10, 1999 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999 and subtracting from that amount the shares of Common Stock purchased by the Company from the Trust on July 7, 1999).

         Pursuant to the Purchase Agreement, the Trust sold, in a non-public transaction, 12,196,291 shares of Common Stock to the Company at a price of approximately $13.68 per share of Common Stock equaling a total purchase price of approximately $166,784,280.

         In addition, pursuant to the Purchase Agreement, the Trust agreed to discharge the Manville Settlement Trusts Second Bond due March 31, 2015 in favor of the Trust (the "Second Bond") for a payment of $33,215,716. Payment was made and the Second Bond was discharged on June 30, 1999.

         Each of the Trustees' hereby disclaims beneficial ownership of all of the shares of Common Stock owned by the Trust.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is hereby further amended and supplemented by incorporating the responses contained in Items 4 and 5 of this Amendment.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 -- Share Purchase and Bond Discharge Agreement, dated as of
                      June 7, 1999 between the Company and the Trust.

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Dated:  July 12, 1999
                                    MANVILLE PERSONAL INJURY
                                    SETTLEMENT TRUST


                                    By:    /s/ Robert A. Falise
                                           ------------------------------------
                                    Name:  Robert A. Falise
                                    Title: Trustee


                                    By:    /s/Louis Klein, Jr.
                                           ------------------------------------
                                    Name:  Louis Klein, Jr.
                                    Title: Trustee


                                    By:    /s/Frank J. Macchiarola
                                           ------------------------------------
                                    Name:  Frank J. Macchiarola
                                    Title: Trustee


                                    By:    /s/Christian E. Markey, Jr.
                                           ------------------------------------
                                    Name:  Christian E. Markey, Jr.
                                    Title: Trustee